UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1 )*

Artesyn Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043127109

(CUSIP Number)

May Luk

c/o ABN Amro Management Services (Hong Kong) Limited

18/F Lincoln House, Taikoo Place

979 King’s Road

Quarry Bay, Hong Kong

Telephone number: 011-852-2700-6618

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.    043127109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Finestar International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization The British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,550,000[1]
8. Shared Voting Power
9. Sole Dispositive Power 1,550,000[1]
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4%

14.	Type of Reporting Person (See Instructions)

CO

1 Finestar International Limited holds a warrant to acquire 1,550,000 shares of common stock of Artesyn Technologies, Inc. Issuance and voting of the shares are, in part, subject to certain Nasdaq National Market and/or regulatory restrictions. Mr. Bruce Cheng is the sole director and member of Finestar International Limited

CUSIP No.    043127109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bruce Cheng

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Taiwan, R.O.C.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,550,000[1]
8. Shared Voting Power
9. Sole Dispositive Power 1,550,000[1]
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4%

14.	Type of Reporting Person (See Instructions)

IN

1 Finestar International Limited holds a warrant to acquire 1,550,000 shares of common stock of Artesyn Technologies, Inc. Issuance and voting of the shares are, in part, subject to certain Nasdaq National Market and/or regulatory restrictions. Mr. Bruce Cheng is the sole director and member of Finestar International Limited.

CUSIP No.    043127109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Delta Electronics, Inc.2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Taiwan, R.O.C.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power
9. Sole Dispositive Power
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)

14.	Type of Reporting Person (See Instructions)

CO

2 The filing of this Amendment to Schedule 13D, and the Schedule 13D that it amends, by Delta Electronics, Inc. shall not be construed as an admission that it is, for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

This Statement constitutes Amendment No. 1 to the Schedule 13D filed on January 25, 2002 (the “Schedule 13D”) by Finestar International Limited, a British Virgin Islands corporation (“Finestar”). Only those items that are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D, as amended to date, or exhibits attached hereto and thereto, unless otherwise indicated herein.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

On August 15, 2003, Finestar accepted $50,175,000 as payment in full of principal and accrued interest (less withholding taxes) due and owing on the Note (the “Payoff”) pursuant to a Promissory Note Payoff Agreement by and between Artesyn and Finestar, dated August 1, 2003 (the “Payoff Agreement”). Upon acceptance of the Payoff by Finestar, the Note was cancelled and Finestar’s right to convert the Note into shares of common stock of Artesyn was terminated. Finestar still holds the Warrant to acquire 1,550,000 shares of common stock of Artesyn.

The Payoff Agreement is incorporated by reference to this Statement as Exhibit 5.

Item 4:    Purpose of Transaction

Item 4 is hereby amended by the addition of the following:

On August 15, 2003, upon Finestar’s acceptance of the Payoff, the Note was cancelled and Finestar’s right to convert the Note into shares of common stock of Artesyn was terminated. As such, all rights attached to the Note and the shares of common stock underlying the Note were thereby cancelled. Finestar still holds the Warrant to acquire 1,550,000 shares of common stock of Artesyn, which Warrant, and the shares of common stock underlying such Warrant, are transferable among the Finestar Affiliates, and Finestar may transfer some or all of its rights with respect to the Warrant to any of the Finestar Affiliates.

Pursuant to the Payoff Agreement, upon Finestar’s acceptance of the Payoff, that certain Securities Purchase Agreement, by and between Artesyn and Finestar, dated as of January 14, 2002 and filed as Exhibit 1 to the Schedule 13D (the “Securities Purchase Agreement”), is of no further force and effect. As such, the rights conferred by the Securities Purchase Agreement, which include the stand still rights and the right of first negotiation in favor of Finestar, are of no further force and effect. Notwithstanding the aforementioned, certain provisions of the Securities Purchase Agreement shall survive and be enforceable in accordance with their respective terms and provisions. These provisions include: (a) the Nasdaq Listing Obligations of Section 7.8 with respect to the shares issuable pursuant to the Warrant; (b) the Indemnification Obligations as set forth in sections 10.1, 10.2 and 10.3 (and the Representations, Warranties and Covenants in such Agreement to the extent they give rise to an Indemnification Obligation, and only for such purpose); (c) the Communications instructions as set forth in Section 11.1; (d) the Governing Law provisions as set forth in section 11.6; (e) the Consent to Jurisdiction as set forth in section 11.12; (f) the Agent for Service of Process as set forth in section 11.13; and (g) any and all obligations of confidentiality as set forth in the Securities Purchase Agreement.

Mr. Cheng and Artesyn have no plans to form a strategic alliance between Delta Electronics, Inc. and Artesyn. Finestar and the Finestar Affiliates do not intend to acquire, or negotiate or enter into agreements with Artesyn or others to acquire, additional equity or other interests in Artesyn.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended by the addition of the following:

As a result of cancellation of the Note, Finestar now only holds a Warrant to purchase 1,550,000 shares of common stock of Artesyn. The initial exercise price of the Warrant was $11.50 per share, subject to adjustment upon certain issuances by Artesyn of common stock or common stock equivalents at a price less than $11.50 per share. On August 13, 2003, Artesyn consummated an offering of $75 million aggregate principal amount of 5.50% convertible senior subordinated notes, due August 15, 2010, which notes may be converted into shares of common stock of Artesyn at a conversion price of $8.064 per share. In accordance with the terms of the Warrant, this issuance resulted in an adjustment to the exercise price of the Warrant from $11.50 per share to $10.73 per share.

As of August 15, 2003, Finestar beneficially owned, in the aggregate, approximately 4% of the common stock of Artesyn. This percentage ownership is based on 38,704,600 shares of common stock of Artesyn outstanding as of July 25, 2003.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

The information contained in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Item 7.    Material to Be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

5.    Promissory Note Payoff Agreement, by and between Artesyn and Finestar, dated August 1, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Finestar International Limited

September 26, 2003

Date

/s/ Bruce Cheng

Signature

Bruce Cheng, Director

Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2003

Date

/s/ Bruce Cheng

Signature

Bruce Cheng

Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delta Electronics, Inc.

September 26, 2003

Date

/s/ Bruce Cheng

Signature

Bruce Cheng, Chairman and Chief Executive Officer

Name/Title